

September 24, 2014

Via E-mail
John Greene
Group Chief Financial Officer
Willis Group Holdings plc
c/o Willis Group Limited
51 Lime Street
London, EC3M 7DQ, England

> **Re:** **Willis Group Holdings plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 27, 2014**
> **File No. 001-16503**

Dear Mr. Greene:

We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

General

1. In your letter to us dated August 17, 2011, you discussed contacts with Sudan and Syria. As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not provide disclosure about these countries in the Form 10-K. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria since your 2011 letter, whether through subsidiaries, affiliates, clients or other direct or indirect arrangements. For instance we note from page, 12 that you own 30% of Gras Savoye and 49% of Al-Futtaim Willis Co. LLC. Gras Savoye's website lists an office in Sudan, and a 2012 news article reports that Al-Futtaim Group operates in Syria. You should describe any products or services provided to or with respect to Sudan and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of

those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 8 — Financial Statements and Supplementary Data
Notes to the Consolidated Financial Statements
30. Financial Information for Parent Guarantor, Other Guarantor Subsidiaries and Nonguarantor Subsidiaries, page 143

3. Please provide us a robust chronology of the circumstances that caused and led to the discovery of the errors described in Notes 30 through 32. Further, please elaborate on any internal control deficiencies that allowed the misapplication of certain accounting provisions to prevail over time and explain whether these amounted to a material weakness.

Item 9A - Controls and Procedures, page 197

4. Please tell us what consideration was given to management's assessment at December 31, 2013 and at dates before then during 2011, 2012 and 2013 of the effectiveness of disclosure controls and procedures and internal control over financial reporting in light of the restatement discussed in Notes 30 through 32. Explain why you believe both disclosure controls and procedures and internal controls over financial reporting were effective at those dates in light of the errors and why no modifications to the disclosures contained in management's report, including any material changes made to ICFR, were required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha McCullom, Staff Accountant, at (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant